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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          ILLINOIS CENTRAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          ILLINOIS CENTRAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   451841100
                     (CUSIP Number of Class of Securities)

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                              RONALD A. LANE, ESQ.
                          ILLINOIS CENTRAL CORPORATION
                           455 NORTH CITYFRONT PLAZA
                          CHICAGO, ILLINOIS 60611-5504
                                 (312) 755-7500
            (Name, address and telephone number of person authorized
                to receive notices and communications on behalf
                        of the person filing statement)

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                                    Copy to:

                              John G. Finley, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

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ITEM I.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Illinois Central Corporation, a Delaware corporation ("Illinois Central" or the "Company"), and the address of the principal executive offices of the Company is 455 North Cityfront Plaza Drive, Chicago, Illinois 60611-5504. This Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the Company's Common Stock, par value $0.001 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated February 13, 1998 (the "Schedule 14D-1"), by Blackhawk Merger Sub, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Canadian National Railway Company, a Canadian corporation ("Canadian National"), to purchase 46,051,761 shares representing 75% of the total number of outstanding Shares at a price of $39.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"), each of which are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 10, 1998, among Canadian National, Purchaser and the Company (the "Merger Agreement"), which provides for the making of the Offer by the Purchaser, subject to the conditions and upon the terms of the Merger Agreement and for the subsequent merger of Purchaser with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of the Company or held by Canadian National or any subsidiary of Canadian National) will be converted into the right to receive an amount of Canadian National common stock (the "Canadian National Stock") equal to the fraction obtained by dividing (1) $39.00 by (2) the average closing price of the Canadian National Stock (the "Average Closing Price") over the 20 day trading period ending two trading days prior to the effective time of the Merger; provided that if such Average Closing Price is less than $43.00, then the Average Closing Price will be deemed to be $43.00 and if such Average Closing Price is greater than $64.50, then the Average Closing Price will be deemed to be $64.50. If less than 75% of the shares are tendered, the Shares outstanding prior to the Merger will be converted into the right to receive a prorated amount of stock and cash in order to ensure that the overall aggregate consideration consists of 75% cash and 25% stock. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is also summarized in Section 13 of the Offer to Purchase.

     According to the Schedule 14D-1, the address of the principal executive offices of Canadian National is 935 de la Gauchetiere St. West, Montreal, Quebec H3B 2M9 and the address of the principal executive offices of Purchaser is 935 de La Gauchetiere St. West, Montreal, Quebec H3B 2M9.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) (1) General. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Compensation of Executive Officers and Directors" and "Ownership of Common Stock and Certain Transactions" of the Company's Proxy Statement dated March 27, 1997 for its 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting Proxy Statement"). A copy of the relevant pages of the 1997 Annual Meeting Proxy Statement are filed as Exhibit (c)(5) hereto and are incorporated herein by reference.

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger.

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CURRENT EMPLOYMENT AGREEMENTS

     In January 1997, the Board authorized the Company to enter into employment agreements with certain senior officers of the Company and the Company subsequently entered into employment agreements (the "Employment Security Agreements") with approximately 29 senior officers which provide stated benefits in the event they are terminated without cause or terminate their employment for good reason within two years after a change of control. Following a covered termination, the officer is entitled to two or three years base salary (depending on salary grade) and an incentive payment target for one year plus a proration of the current year's salary. Two or three years credit, respectively, is granted toward the Company's Supplemental Executive Retirement Plan (as described in the Proxy Statement, the relevant pages of which are attached as Exhibit (c)(5) hereto and are incorporated herein) and fringe benefits will be extended. However, prior to their amendment as provided below, payments under these agreements were limited to 2.99 times the average last five year W-2 wages (the "Base Amount") to preclude triggering "Excess Parachute Payment" excise taxes.

EFFECT OF THE MERGER ON EMPLOYEE BENEFIT
AND STOCK PLANS AND EXECUTIVE COMPENSATION

     The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company and Canadian National and the Company's employees, including the Company's executive officers and directors. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of certain Company executive compensation arrangements which include change in control provisions. As a result, (i) all outstanding options (except for options granted under the Illinois Central Corporation Directors Incentive 2000 Option Plan (the "Directors 2000 Option Plan") (discussed below in clause (iv)) will immediately become vested and exercisable or payable and the restrictions on all restricted stock awards will lapse, (ii) all Employment Security Agreements will be triggered, thereby entitling executives and other key employees covered thereunder to the severance benefits provided under such agreements if their employment is subsequently terminated without cause or the employee terminates for "good reason" within specified periods, (iii) each executive participating in the Illinois Central Railroad Company Incentive 2000 Plan (the "Incentive 2000 Plan") will receive a pro-rata payout of his/her award, based upon the number of months completed in the program period and based upon the higher of such executive's target award or the Company's actual results (determined by the Company's performance over the 12 months prior to the change in control), (iv) all directors participating in the Directors 2000 Option Plan shall be vested in a pro-rated portion of their options, based upon the number of months completed in the program period (such options have an exercise price of $37.875), (v) all executives participating in the Illinois Central Corporation Executive Deferred Compensation Program or the Illinois Central Railroad Company Supplemental Executive Retirement Plan can elect to withdraw the present value of their accrued benefits, with a 6% reduction in addition to the present valuation reduction (rather than the 10% reduction that would be required absent a change in control), and (vi) all executives participating in the Management Employee Discounted Stock Purchase Plan shall be fully vested in the portion of their accounts reflecting the Company's contributions to that plan. The consummation of the Offer will constitute a "change in control" for purposes of the Company's plans, agreements and arrangements.

     In addition, the Merger Agreement provides that:

          (i) the Company will pay bonuses for 1998 consistent with its past practice (aggregate target amount of those bonuses not to exceed $8 million);

          (ii) the Company will establish a bonus pool of at least $5 million to pay retention bonuses to the Company's executives to be paid to each eligible executive in two installments, with the first occurring on the earlier of the receipt of regulatory approval or April 1, 1999 and the second installment paid on January 3, 2000;

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          (iii) the Company will use its best efforts to amend the Employment
     Security Agreements with its executives so that: (i) if it is determined, following an employee's termination of employment, that the aggregate amount of all parachute payments exceeds 105% of the product of 2.99 times the executive's Base Amount, then the executive would receive a full gross-up for parachute excise taxes, and (ii) the constructive termination provision will exclude any change in an executive's duties due solely to a change in the status of the Company from a publicly traded company to a privately held company;

          (iv) the Illinois Central Corporation 1990 Long Term Incentive Plan and the Directors 2000 Option Plan will be amended to provide that each director's options (other than options granted pursuant to the Directors 2000 Option Plan which would not vest as a result of the Merger) will remain exercisable for their full 10-year term in the event of such director's termination of service for any reason at or following the receipt of regulatory approval (or, for Mr. Gilbert H. Lamphere (Chairman of the Board of the Company)) and Alexander P. Lynch (a Director of the Company), the time when the Offer is consummated);

          (v) as of the receipt of regulatory approval, the Illinois Central Corporation Directors Retirement Plan shall be terminated and each non-employee director will be paid $174,780 (except that Mr. Lamphere would receive $1,223,463), resulting from termination of such plan;

          (vi) all unvested options (other than options granted pursuant to the Directors 2000 Option Plan which would not vest as a result of the transactions contemplated in the Merger Agreement) shall become exercisable prior to the consummation of the Offer and a mechanism will be put in place to permit each holder of such options to exercise the option and tender the underlying Shares into the Offer;

          (vii) during the period from the Effective Time until the end of the twenty-fourth month following the Effective Time, Canadian National shall maintain or cause the Surviving Corporation to maintain salary and target annual bonus levels at no less than such levels in effect immediately prior to the consummation of the Offer, and maintain employee long term incentive, pension and welfare plans for the benefit of employees and former employees of the Company or its Subsidiaries, which are comparable, in the aggregate, to those in effect immediately prior to the consummation of the Offer; and

          (viii) Canadian National shall assume all of the Company's liabilities pursuant to the Illinois Central Corporation Directors Deferred Compensation Plan with respect to Messrs. Lamphere and Lynch (the "Transferring Directors"). Canadian National shall honor any elections the Transferring Directors have made with respect to their account balances under the Director Deferred Compensation Plan, except that any payments due upon "retirement from the board" shall be due and payable at retirement from Canadian National's board of directors, not the Company's board of directors.

     (c) Investment Commitment Agreements. In connection with the transaction, Mr. Lamphere and Mr. Lynch have entered into agreements with Canadian National pursuant to which Messrs. Lamphere and Lynch have each agreed to roll-over 100% of their existing options to purchase Shares into options to purchase shares of Canadian National Stock and to vote their Shares in favor of the adoption by the stockholders of the Merger Agreement (if any such vote is required). In addition, Mr. Lamphere has also agreed to acquire, within 90 days following the date of the consummation of the Merger, no less than 98,150 (including any shares of Canadian National Stock received pursuant to the Merger) shares of Canadian National Stock; provided that Mr. Lamphere is not obligated to invest an amount in excess of $7,000,000 (including the spread value of the options rolled-over to Canadian National options). Any required acquisitions of shares by Mr. Lamphere (other than pursuant to the Merger) will be made in the open market at market prices.

     (d) Changes in Management. Pursuant to the terms of the Merger Agreement, effective upon consummation of the Offer, Canadian National will use it reasonable best efforts to (i) appoint Mr. E. Hunter Harrison (currently the President and Chief Executive Officer and a Director of the Company) to the position of Chief Operating Officer of Canadian National, at which time Mr. Harrison will resign as an officer of the Company, and (ii) appoint Messrs. Lamphere and Lynch to the Board of Directors of Canadian National, at which time Messrs. Lamphere and Lynch will resign as directors of the Company.

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     (e)  Relationships with Financial Advisors.  Mr. Lynch is also a Managing
Director of The Beacon Group Capital Services, LLC ("Beacon"), which has been retained by the Company's Board of Directors to act as financial advisor to the Company with respect to the transactions contemplated by the Merger Agreement and, as part of its role of financial advisor, Beacon has delivered an opinion to the effect that the consideration to be received in the Offer and the Merger, taken together, is fair to the Company's stockholders from a financial point of view. See "Item 5. Persons Retained, Employed or to be Compensated." Mr. Alan H. Washkowitz, a Director of the Company, is also a Managing Director of Lehman Brothers Inc. ("Lehman"), which was engaged by the Company's Board of Directors to provide an opinion as to whether the consideration to be received in the Offer and the Merger, taken together, is fair to the Company's stockholders from a financial point of view. Mr. Lynch is the brother-in-law of Mr. Lamphere. See "Item 5. Persons Retained, Employed or to be Compensated."

     Except as set forth in this Item 3, there are, to the best knowledge of the Company, no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) any of Canadian National, Purchaser, their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) At a meeting held on February 10, 1998, the Board of Directors of the Company unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its stockholders,
(ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by the Company's stockholders.

     ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Company's press release and letter to stockholders with respect to the Illinois Central Board's recommendation are attached hereto as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

     (b)  (1) Background

     Over the past several years, there has been a major consolidation of the rail industry, and as a result certain of the Company's competitors have much greater critical mass and geographic scope. In light of these changes, the senior management of the Company and the Board of Directors have reviewed the Company's strategic plans, including the possibility of making acquisitions, potential internal investments and entering into joint ventures and business combinations with other railroads.

     In February 1997, Mr. Lamphere and Mr. Paul M. Tellier, the President and Chief Executive Officer of Canadian National, began discussions concerning Canadian National's potential interest in pursuing a possible business combination or other alliance between the Company and Canadian National. Mr. Tellier indicated to Mr. Lamphere that Canadian National would be interested in pursuing discussions with the Company.

     In March 1997, Mr. Lamphere, Mr. Lynch and Mr. Harrison met with Mr. Tellier and Mr. Michael J. Sabia, the Executive Vice President and Chief Financial Officer of Canadian National, to discuss recent developments in the North American railroad industry, including trends and opportunities with respect to the consolidation of the railroad industry in the United States. At this meeting the parties discussed the ongoing development of the joint terminal facility in Chicago, their respective strategic plans and objectives and the possibility of a strategic business combination. During March 1997, the parties had additional discussions regarding possible business opportunities in addition to the joint terminal facility, including the possibility of a strategic business combination.

     On March 12, 1997, at a regularly scheduled meeting of the Board of Directors of the Company, the Board was informed of the discussions between the Company and Canadian National and the rationale for pursuing a potential business combination with Canadian National.

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     The parties rapidly concluded that to make a meaningful assessment of the benefits of a strategic transaction, they would need to exchange confidential information. On March 13, 1997, the Company and Canadian National entered into a joint confidentiality and standstill agreement.

     In late March and April 1997, senior officers of the Company and Beacon had a number of meetings and telephone conversations with senior officers and advisors of Canadian National to discuss the merits of a potential strategic transaction. Detailed business reviews were undertaken by both companies and their advisors.

     On May 8, 1997, at a regularly scheduled meeting of the Board of Directors of the Company, Beacon made a presentation to the Board of Directors of the Company regarding financial and strategic issues with respect to a potential business combination transaction with Canadian National. In May 1997, however, Canadian National advised the Company that Canadian National did not desire to pursue a business combination with the Company at that time, although it did not rule out such a transaction in the future.

     In July 1997, representatives of Canadian National inquired whether the Company would have any interest in resuming discussions regarding a possible business combination and Canadian National was provided information to enable it to continue its analysis of the Company.

     In November 1997, Mr. Tellier informed Mr. Lamphere that Canadian National was not interested in pursuing the transaction at this time, but that it could decide to revisit the transaction in the future. Neither party sent a formal notice terminating discussions pursuant to the joint confidentiality and standstill agreement.

     During each regularly scheduled Board meeting from June through December 1997, the Board was updated on any communication between the Company and Canadian National.

     Discussions and meetings concerning a possible transaction resumed in December 1997 among certain directors and senior officers of Canadian National and the Company. The parties agreed to renew discussions of a possible strategic transaction in January 1998. At a meeting on January 6, 1998, Mr. Lamphere and Mr. Tellier established a preliminary basis for continuing discussions to seek to reach an agreement concerning a transaction and for proceeding with a due diligence review. Following the January 6, 1998 meeting, extensive due diligence was conducted by the Company, Canadian National and their respective legal, financial and accounting advisors. In addition, during early to mid-January there were various discussions between the senior officers and directors of Canadian National and the Company and their financial and legal advisors concerning the structure and terms of the transaction.

     On January 22, 1998 at a regularly scheduled meeting, the Board of Directors of the Company analyzed and reviewed, with the Company's management and financial and legal advisors, among other things, various strategic, financial, legal and regulatory considerations concerning a possible business combination, the potential terms of such a transaction and the status of negotiations. At the January 22 meeting, the Company's directors, management and financial and legal advisors made presentations to the Board concerning various aspects of the possible transaction, including various ways to structure a non-taxable transaction that would consist of at least 45% stock and the advantages and disadvantages of each structure. Beacon reported to the Board that Canadian National had on January 20, 1998 indicated a desire to pursue a transaction that included a cash tender offer for at least a majority of the Shares. Management and the Company's financial and legal advisors responded to questions relating to the presentations set forth above and discussions ensued as to the issues raised in the meeting. The Board also discussed whether this was an opportune time to enter into a business combination or sell the Company.

     No action was taken by the Board with respect to the approval of the transaction, but it was the consensus of the Board that the Company's management and advisors should continue to negotiate with Canadian National and report back to the Board of the Company once the Company's management was prepared to make a recommendation.

     On January 25, 1998, Canadian National informed the Company that it was only prepared to pursue a transaction that included a tender offer and that it would not provide collar protection with respect to the value

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of Canadian National Stock issued in the back-end merger if the stock consideration exceeded 40%-50% of the aggregate consideration to be paid in the transaction. On January 27, 1998 there was a meeting between representatives of the Company and representatives of Canadian National at which the Company's representatives strongly indicated the Company's preference for a non-taxable business combination pursuant to a one-step merger. There were intense negotiations between Messrs. Lynch and Sabia with respect to the structure of the proposed transaction and the implications of the partial tender offer. On January 28, 1998 Canadian National agreed to provide value protection to the shares that would be issued in the Merger so long as the aggregate stock consideration did not exceed 25% of the aggregate consideration to be paid in the transaction. From January 28 to February 5, 1998 meetings were held among the senior officers and financial and legal advisors of both companies to negotiate the terms of the Merger Agreement and the related documentation.

     On February 5, 1998, The Wall Street Journal and The Globe and Mail reported that the Company and Canadian National were conducting discussions with respect to a business combination that would pay the Company's stockholders 75% cash and 25% stock with a value in the high $30s per share. The Company and Canadian National each issued releases confirming that discussions were taking place between the parties in the high $30s range.

     On February 6 and 7, 1998 Mr. Lamphere and Mr. Tellier met to negotiate various outstanding issues, including price, structure and the range of the collar protection.

     At a special meeting of the Board on February 8, 1998, a presentation regarding a possible transaction between the Company and Canadian National was made to the Board by senior management and the Company's legal and financial advisors which addressed, among other matters, (i) the course of negotiations and the structure of the transaction; (ii) the financial condition and prospects of the Company as an independent entity and whether this was an opportune time to sell the Company; (iii) the current state of the industry consolidation and potential consolidation opportunities and trends in the foreseeable future; and
(iv) financial presentations from Beacon and Lehman. The General Counsel of the Company and the Company's outside legal advisors also reviewed the terms of the transaction and legal and regulatory issues relating to the proposed transaction. The Company's General Counsel and Chief Financial Officer also reviewed various due diligence matters with respect to Canadian National. In addition, Beacon and Lehman indicated that they would be prepared, if requested, to render opinions to the Board that, as of the date of the Merger Agreement, the consideration to be received by the stockholders in the Offer and the Merger, taken together, was fair from a financial point of view to the stockholders of the Company. Beacon and Lehman presented various analyses relating to the proposed transaction and responded to questions from the directors regarding the transaction and certain of their analyses. After receiving such advice and after reviewing various additional information relating to the transaction, the Board discussed the advantages and disadvantages of the proposed transaction and posed various questions to management and the Company's legal and financial advisors. See Item 4(b)(2) "Reasons for Recommendation". The Board adjourned without taking any action to consider the matter further and agreed to meet on a subsequent date to decide on the matter.

     On February 8 through February 10, further negotiations took place between the senior officers and advisors of the Company and Canadian National to finalize the terms of the Merger Agreement.

     At a special meeting of the Board on February 10, 1998, the Board reviewed the final terms and conditions of the transaction, including a review of the final terms of the Merger Agreement, and Beacon and Lehman reviewed the conclusions of their analyses and delivered their opinions that the consideration to be received by the stockholders in the Offer and the Merger, taken together, was fair from a financial point of view to the stockholders of the Company. The Board discussed the proposed transaction and posed various questions to the Company's management and its legal and financial advisors. The Board, in its deliberations, specifically weighed, among other matters, the benefits of the proposed transaction against the advantages and disadvantages of remaining independent and passing on the opportunity presented by Canadian National. The Board then unanimously approved the terms and conditions of the proposed transaction with Canadian National, including the terms and conditions of the Merger Agreement and the other transaction documents contemplated thereby.

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     The parties executed the Merger Agreement as of February 10, 1998 and publicly announced the transaction on February 10, 1998.

     (2) Reasons for Recommendation

     In making the determination and recommendation described above, the Company's Board considered a number of factors, including, without limitation, the following:

          (i) the Company's business, its current financial condition and results of operations, and its future prospects, and the current and anticipated developments in the railroad industry and the Board's belief, on the basis of their familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth;

          (ii) the price being paid in the transaction represents a 21.1% premium over the $32.20 average closing sale price for the Shares on the New York Stock Exchange for the 30 calendar days ending January 30, 1998 (the date on which the market initially reacted to rumors of the potential transaction) and approximates the all-time high for the historical market prices of the Shares;

          (iii) the price being paid in the transaction represents a multiple of 9.8x operating cash flow which compares favorably to the multiple of operating cash flow paid in other railroad transactions;

          (iv) the challenge of continuing to achieve historical levels of earnings per share growth in the future because of the difficulty of relying on revenue growth, rather than reductions in expenses, as was the case historically;

          (v) the industry trend of the last few years of accelerated consolidations in the American railroad system and the Board's view that this trend could continue and, together with potential legislative and regulatory changes, pose a strategic challenge to the Company;

          (vi) the structure of the Offer and the use of a voting trust which allows holders of Shares to receive cash for as much as 75% of their Shares in as early as 20 business days from the commencement of the Offer and the Canadian National Stock upon consummation of the Merger in approximately 90 days from the date of the Merger Agreement;

          (vii) the structure of the transaction, subject to the receipt of a favorable informal opinion with respect to the use of a voting trust, shifts any regulatory risk with respect to the receipt of STB approval to Canadian National;

          (viii) the opinions of Beacon and Lehman to the effect that the consideration to be received by the Company's shareholders in the Offer and the Merger, taken together, is fair to such shareholders from a financial point of view (copies of such opinions setting forth assumptions made and matters considered by Beacon and Lehman are included as Annex A to this Statement and are filed as Exhibits (a)(6) and (a)(7), respectively, and should be read in their entirety);

          (ix) the floating exchange ratio with an asymmetrical collar which, while limiting the opportunity for the Company's stockholders to share in increases in the price of Canadian National Stock, provides the Company's stockholders with substantial protection in the event of a decline in the price of the Canadian National Stock and is designed to ensure parity between the value of the consideration received for those Shares tendered and those exchanged in connection with the Merger;

          (x) the fact that no party other than Canadian National had made or expressed any interest in making a proposal to acquire the Company, even through a potential transaction between the Company and Canadian National was widely rumored among industry observers in the spring of 1997 and the existence of active discussions was reported and confirmed by the Company on February 5, 1998;

          (xi) the $72 million termination fee that would be payable by the Company pursuant to the Merger Agreement upon the occurrence of certain events, and the ability of the Company to terminate the Merger Agreement if, prior to the purchase of Shares pursuant to the Offer, the Board concludes in

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     good faith, based on the advice of outside counsel, that such termination is reasonably necessary for the Board to act in a manner which is consistent with its fiduciary obligations, including by accepting an alternate acquisition proposal;

          (xii) that while the Company is prohibited from soliciting or encouraging acquisition proposals, the Company is permitted to furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party to the extent the Board concludes in good faith, based on the advice of outside counsel, that such action is reasonably necessary in order for the Board to act in a manner consistent with its fiduciary obligations;

          (xiii) Canadian National's requirement for the provisions relating to the $72 million termination fee and restrictions on solicitation of acquisition proposals as a condition to entering into the Merger Agreement and the Board's conclusion that, based on the advice of Beacon and Lehman, such provisions should not significantly inhibit an interested third party from bidding for the Company and are reasonable in light of the benefits of the Offer and the Merger;

          (xiv) the Board's understanding, based upon the advice of Beacon, that Canadian National was the most likely interested party and that a solicitation of other parties would have jeopardized the discussions with Canadian National;

          (xv) the favorable timing of a sales transaction in light of the equity markets being at an all-time high;

          (xvi) the termination right if Canadian National Stock falls below $38 is designed to provide the Board with flexibility to terminate the Offer in the event the Canadian National Stock price falls meaningfully below the exchange ratio collar;

          (xvii) the value to the Company's stockholders of the shares of Canadian National Stock to be received by them pursuant to the Merger based upon the review of materials presented to the Board by Beacon and Lehman;

          (xviii) the views expressed by management and Beacon that, based upon their understanding of applicable market conditions and regulatory constraints, there are only a very limited number of potential buyers at this time that could reasonably pursue a business combination with the Company given the regulatory or operational issues that such buyers confront;

          (xix) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

          (xx)  the terms and conditions of the Offer and the Merger;

          (xxi) the taxable nature of the transaction; and

          (xxii) the benefits provided generally to the Company's customers and employees and the communities served by the Company.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Beacon has been retained by the Board of Directors of the Company to act as a financial advisor to the Company with respect to the transactions contemplated by the Merger Agreement and, as part of its role of financial advisor, has delivered an opinion to the effect that the consideration to be received in the Offer and the Merger, taken together, is fair to the Company's stockholders from a financial point of view. Pursuant to the terms of the engagement letter with Beacon, the Company has paid Beacon a retainer of $250,000 and $2.0 million paid upon execution of the Merger Agreement. The Company has also agreed to pay Beacon (i) $10.0 million if the Merger or a similar transaction is consummated and (ii) if a definitive agreement for the Merger or a similar transaction is not executed by March 31, 1998, an additional retainer of $750,000. The Company has also agreed to reimburse Beacon for its out-of-pocket expenses, including all reasonable fees and disbursements of counsel, and to indemnify Beacon and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the Federal securities laws.

     In addition, the Company has engaged Lehman to provide an additional opinion as to whether the consideration to be received in the Offer and the Merger, taken together, is fair to the Company's stockholders from a financial point of view. Pursuant to an engagement letter with Lehman, the Company has paid Lehman a retainer of $100,000 and an additional fee of $1,650,000 paid upon delivery of the opinion. The Company has also agreed to reimburse Lehman for its out-of-pocket expenses, including all reasonable fees and disbursements of counsel and to indemnify Lehman and certain related persons against certain liabilities, including certain liabilities under the Federal securities laws.

     Beacon has from time to time in the past provided financial advisory and other services to the Company and has received fees for the rendering of such services and is expected to do so in the future. Beacon assisted in the evaluation of and negotiations with Kansas City Southern Industries in 1994 and the acquisition of and negotiations with CCP Holdings, Inc. in 1996. During 1997, approximately $500,000 was paid to Beacon for services rendered. From 1991 to the present, Mr. Lynch, a Managing Director of Beacon, has been a director of the Company.

     Lehman has from time to time in the past provided financial advisory and other services to the Company and has received fees for the rendering of such services and is expected to do so in the future. Lehman managed (i) the public debt offerings of the Illinois Central Railroad Company, a wholly owned subsidiary of the Company ("Railroad") in 1995 and 1996, (ii) the debt tender offer and public debt offering of the Railroad in 1993 and (iii) is one of the designated dealer's for the Railroad's commercial paper program which started in November 1993. From 1991 to the present, Mr. Washkowitz, a Managing Director of Lehman, has been a Director of the Company. In the ordinary course of business, Lehman and its affiliates may also actively trade in securities of the Company or Canadian National for their own account and for the account of their customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth in this clause (a), no transactions in Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any executive officer, director, affiliate or subsidiary of the Company. On December 22, 1997, Mr. Samuel F. Pryor IV, a Director of the Company donated 150 shares to a charitable organization.

     (b) To the best of the Company's knowledge and to the extent an executive officer or director has stated an intention, except as set forth in Item 3 and subject to applicable securities laws and personal considerations (including tax planning), the Company believes that its executive officers and directors currently intend to tender their Shares pursuant to the Offer. See "Item 3. Identity and Background -- Investment Commitment Agreements."

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Appraisal Rights.

     In accordance with Schwabacher v. United States, 334 U.S. 182 (1948), stockholders of the Company will not have any appraisal or like rights in connection with the Merger; provided, however, that if the STB or a court of competent jurisdiction determines that appraisal rights are available to holders of Shares, then stockholders of the Company shall be provided with appraisal rights in accordance with the General Corporation Law of the State of Delaware (to the extent required under such Law).

     (b) Offer to Purchase and Related Letter of Transmittal.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

     (c) Litigation.

     Jay Spinner, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney and Illinois Central Corp., C.A. No. 16184-NC (Del. Ch. Ct., New Castle County). On February 11, 1998, an alleged owner of the common stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and members of its Board of Directors arising out of the Company's announcement that it has reached an agreement to be acquired by Canadian National. Although the body of the complaint purports to list Canadian National as a defendant, Canadian National is not listed as a defendant in the caption of the complaint. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The Plaintiff brings the action on behalf of a reputed class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that he and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transaction contemplated by the Offer, and (3) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

*+(a)(1)     Offer to Purchase dated February 13, 1998
*+(a)(2)     Letter of Transmittal dated February 13, 1998
+(a)(3)      Redacted version of press release issued by the Company and Canadian National, dated February 10, 1998
++*(a)(4)    Letter to stockholders of the Company dated February 13, 1998
+(a)(5)      Form of Summary Advertisement dated February 13, 1998
++*(a)(6)    Opinion of The Beacon Group Capital Services, LLC
++*(a)(7)    Opinion of Lehman Brothers Inc.
(b)          Not applicable
++(c)(1)     Agreement and Plan of Merger dated as of February 10, 1998
+(c)(2)      Form of Voting Trust Agreement
+(c)(3)      Investment Commitment Agreement entered into between Canadian National and Mr.
             Lamphere
+(c)(4)      Investment Commitment Agreement entered into between Canadian National and Mr.
             Lynch
++(c)(5)     Pages 5-16 of the Company's Proxy Statement dated March 27, 1997
(c)(6)       Form of Illinois Central Railroad Company Performance Compensation Program
             (Incorporated by reference to Exhibit 10.4 to the report on Form 8-K of the
             Illinois Central Railroad Company dated as of July 29, 1994. (Commission File
             No. 1-7092))
(c)(7)       Form of Company Long-Term Incentive Option Plan. (Incorporated by reference to
             Exhibit 10.17 to the Registration Statement of the Company and Illinois Central
             Railroad Company on Form S-1 dated as of September 26, 1989. (Commission File
             Nos. 33-36321 and 33-36321-0100)
(c)(8)       Amendments No. 1 and No. 2 to Company Long-Term Incentive Option Plan.
             (Incorporated by reference to the Proxy Statement of the Company in connection with its 12992 Annual Meeting of Stockholders. (Commission File No. 1-10720))
(c)(9)       Form of Illinois Central Railroad Company Incentive 2000 Plan (Incorporated by
             reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, for the Illinois Central Railroad Company filed on May 10,
             1996 (Commission File No. 1-7092))
(c)(10)      Form of Directors 2000 Option Plan (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, for the
             Company filed on May 10, 1996. (Commission File No. 1-10720)
(c)(11)      Form of the Illinois Central Railroad Executive Performance Compensation Program
             (Incorporated by reference to Exhibit 10.1 to the report on Form 8-K of the
             Illinois Central Railroad Company dated as of July 29, 1994. (Commission File
             No. 1-7092))
++(c)(12)    Forms of Employment Security Agreements
(c)(13)      Form of Company Management Employee Discounted Stock Purchase Plan (Incorporated
             by reference to Exhibit 10.7 to the report on Form 10-K of the Company for the year ended December 31, 1995 (Commission File No. 1-10720)
(c)(14)      Form of the Illinois Central Railroad Company Executive Deferred Compensation
             Plan (Incorporated by reference to Exhibit 10.3 to the report on Form 8-K of the
             Illinois Central Railroad Company dated as of July 29, 1994. (Commission File
             NO. 1-7092))
(c)(15)      Form of Illinois Central Railroad Company Supplemental Executive Retirement Plan
             (Incorporated by reference to Exhibit 10.2 to the report on Form 8-K of the
             Illinois Central Railroad Company dated as of July 29, 1994 (Commission File No.
             1-7092))
(c)(16)      Form of Company Directors Deferred Compensation Plan, as amended and restated
             effective May 1, 1997 (Incorporated by reference to Exhibit 10 to the Quarterly
             Report on Form 10-Q for the quarter ended June 30, 1997, for the Company filed on August 12, 1997 (Commission File No. 1-10720))
(c)(17)      Form of Illinois Central Railroad Company Performance Compensation Program
             (Incorporated by reference to Exhibit 10.4 to the report on Form 8-K of the
             Illinois Central Railroad Company dated as of July 29, 1994 (Commission File No.
             1-7092).

---------------
*   Included in materials delivered to shareholders of the Company.
+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated February 13, 1998 and incorporated herein by reference.
++  Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ILLINOIS CENTRAL CORPORATION
Date: February 13, 1998
                                          By    /s/ RONALD A. LANE, ESQ.
                                            ------------------------------------
                                            Name: Ronald A. Lane, Esq.
                                            Title: Vice President and General
                                             Counsel

                                 EXHIBIT INDEX

   EXHIBIT                                DESCRIPTION                                PAGE NO.
-----------------------------------------------------------------------------------  ---------
*+(a)(1)     Offer to Purchase dated February 13, 1998
*+(a)(2)     Letter of Transmittal dated February 13, 1998
+(a)(3)      Redacted version of press release issued by the Company and Canadian
             National, dated February 10, 1998
++*(a)(4)    Letter to stockholders of the Company dated February 13, 1998
+(a)(5)      Form of Summary Advertisement dated February 13, 1998
++*(a)(6)    Opinion of The Beacon Group Capital Services, LLC
++*(a)(7)    Opinion of Lehman Brothers Inc.
(b)          Not applicable
++(c)(1)     Agreement and Plan of Merger dated as of February 10, 1998
+(c)(2)      Form of Voting Trust Agreement
+(c)(3)      Investment Commitment Agreement entered into between Canadian National and Mr. Lamphere
+(c)(4)      Investment Commitment Agreement entered into between Canadian National and Mr. Lynch
++(c)(5)     Pages 5-16 of the Company's Proxy Statement dated March 27, 1997
(c)(6)       Form of Illinois Central Railroad Company Performance Compensation
             Program (Incorporated by reference to Exhibit 10.4 to the report on
             Form 8-K of the Illinois Central Railroad Company dated as of July 29,
             1994. (Commission File No. 1-7092))
(c)(7)       Form of Company Long-Term Incentive Option Plan. (Incorporated by
             reference to Exhibit 10.17 to the Registration Statement of the
             Company and Illinois Central Railroad Company on Form S-1 dated as of
             September 26, 1989. (Commission File Nos. 33-36321 and 33-36321-0100)
(c)(8)       Amendments No. 1 and No. 2 to Company Long-Term Incentive Option Plan.
             (Incorporated by reference to the Proxy Statement of the Company in connection with its 12992 Annual Meeting of Stockholders. (Commission
             File No. 1-10720))
(c)(9)       Form of Illinois Central Railroad Company Incentive 2000 Plan
             (Incorporated by reference to Exhibit 10 to the Quarterly Report on
             Form 10-Q for the quarter ended March 31, 1996, for the Illinois
             Central Railroad Company filed on May 10, 1996 (Commission File No.
             1-7092))
(c)(10)      Form of Directors 2000 Option Plan (Incorporated by reference to
             Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, for the Company filed on May 10, 1996.
             (Commission File No. 1-10720)
(c)(11)      Form of the Illinois Central Railroad Executive Performance
             Compensation Program (Incorporated by reference to Exhibit 10.1 to the report on Form 8-K of the Illinois Central Railroad Company dated as of July 29, 1994. (Commission File No. 1-7092))
++(c)(12)    Forms of Employment Security Agreements
(c)(13)      Form of Company Management Employee Discounted Stock Purchase Plan
             (Incorporated by reference to Exhibit 10.7 to the report on Form 10-K of the Company for the year ended December 31, 1995 (Commission File
             No. 1-10720)
(c)(14)      Form of the Illinois Central Railroad Company Executive Deferred
             Compensation Plan (Incorporated by reference to Exhibit 10.3 to the report on Form 8-K of the Illinois Central Railroad Company dated as of July 29, 1994. (Commission File NO. 1-7092))

   EXHIBIT                                DESCRIPTION                                PAGE NO.
-----------------------------------------------------------------------------------  ---------
(c)(15)      Form of Illinois Central Railroad Company Supplemental Executive
             Retirement Plan (Incorporated by reference to Exhibit 10.2 to the report on Form 8-K of the Illinois Central Railroad Company dated as of July 29, 1994 (Commission File No. 1-7092))
(c)(16)      Form of Company Directors Deferred Compensation Plan, as amended and restated effective May 1, 1997 (Incorporated by reference to Exhibit
             10 to the Quarterly Report on Form 10-Q for the quarter ended June 30,
             1997, for the Company filed on August 12, 1997 (Commission File No.
             1-10720))
(c)(17)      Form of Illinois Central Railroad Company Performance Compensation
             Program (Incorporated by reference to Exhibit 10.4 to the report on
             Form 8-K of the Illinois Central Railroad Company dated as of July 29,
             1994 (Commission File No. 1-7092).

---------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated February 13, 1998 and incorporated herein by reference.

++  Filed herewith.